Exhibit 99.1
Coincheck Group Signs Agreement to Acquire 3iQ, a Global Pioneer in Digital Asset Investment Solutions
Amsterdam, Netherlands – January 8, 2026 – Coincheck Group N.V. (Nasdaq: CNCK, “Coincheck Group”), the holding company of Coincheck, Inc. (“Coincheck”), one of Japan’s leading crypto asset exchanges, today announced that it has entered into a stock purchase agreement with its majority shareholder, Monex Group, Inc. (“Monex”), as seller, to acquire approximately 97% beneficial ownership of 3iQ Corp., one of the world's leading alternative digital asset managers. 3iQ is based in Ontario, Canada.
The Transaction
Pursuant to the agreement, based on an agreed value for 3iQ of USD 111,840,476, and an agreed value for Coincheck Group stock of USD 4.00 per ordinary share, all issued and outstanding shares beneficially owned by Monex in 3iQ’s holding company, constituting approximately 97% beneficial ownership of 3iQ, are to be exchanged for 27,149,684 newly issued ordinary shares of Coincheck Group. The agreement also contemplates that between signing and closing Coincheck Group will offer the same or substantially equivalent acquisition consideration terms to 3iQ’s minority shareholders, issuing to them in the aggregate up to 810,435 Coincheck Group ordinary shares, which would result in Coincheck Group beneficially owning 100% of 3iQ. Closing of the transaction, which is subject to customary undertakings and certain conditions, including regulatory approvals and confirmatory due diligence, is expected during the second calendar quarter of 2026.
3iQ Milestones and Accomplishments
3iQ was founded in 2012 with the mission to provide investors access to digital assets within traditional financial accounts. Since its founding, 3iQ’s milestones and accomplishments have included:
•2017: Becoming the first regulated Digital Asset Investment Fund Manager in Canada
•2018: Launch of the Global Cryptoasset Fund, one of the first funds offering a diversified portfolio of multiple crypto assets

•2020: Launch of North America's first major exchange-listed Bitcoin and Ether Funds on the Toronto Stock Exchange (TSX)
•2023: Launch of QMAP, the first digital assets managed account platform, a hedge fund investment solution offering innovative risk managed investment solutions to gain exposure to digital assets
•2023: Introduction of the world's first Ethereum staking ETF and North America's first Ether staking ETP, allowing investors to earn staking rewards
•2024:  Acquisition by Monex of a majority stake in 3iQ, supporting its global expansion efforts
•2025: Launch of one of the first Solana Staking ETFs and a spot-based XRP ETF
•2025: In partnership with Further Asset Management, a UAE-based digital asset investment manager, launch of Further x 3iQ Alpha Digital, a market-neutral, multi-strategy hedge fund offering risk-managed exposure to digital assets
3iQ Industry Recognition and Awards
3iQ’s most recent industry recognition and awards include:
•Best Bitcoin ETF Issuer ($100m+), etf express, Canadian Awards 2025
•Fund Manager Innovator of the Year, WP Awards 2025
•Best Digital Asset Investment Manager, The Digital Commonwealth Awards 2025
•Winner, Digital Assets Offering, The Twelfth WealthBriefing MENA Awards for Excellence 2025
“We expect that 3iQ will bring to Coincheck Group proven innovation, expertise and institutional product offerings and infrastructure recognized in the digital asset investment management space,” said Gary A Simanson, CEO and Executive Director of Coincheck Group. “By combining our strengths, we believe we will be better positioned to meet the needs of institutional and sophisticated investors and firms, including traditional financial institutions now seeking to include digital assets in their portfolio offerings to their customers. We also anticipate that the acquisition will be accretive to our earnings.”
“We believe that this reorganization of our crypto-asset business segment by moving 3iQ under Coincheck Group unleashes increased opportunities for our growth and success internationally in both our crypto-asset and asset & wealth management businesses,” said Yuko Seimi, CEO and Representative Executive Officer of Monex. “We view this as a ‘win-win’ for both Monex and Coincheck Group shareholders.”
The 3iQ acquisition represents another important step in Coincheck Group’s strategy for global expansion, including in the institutional space. The 3iQ acquisition follows Coincheck Group’s October 2025 acquisition of Aplo SAS, a registered crypto prime brokerage for institutional investors headquartered in Paris, France, and its March 2025 acquisition of Next Finance Tech Co., Ltd, a staking platform services company. Coincheck Group intends to explore potential revenue synergies, including 3iQ and Aplo offering value-added services to each other’s institutional clients and Next Finance providing staking services to or for 3iQ, Aplo and Coincheck. The transaction also enables Coincheck Group to spread its public company costs over a larger and more diversified revenue base.
Oppenheimer & Co. served as financial advisor, and De Brauw Blackstone Westbroek (Netherlands), Simpson Thacher & Bartlett (U.S.) and Stikeman Elliott (Canada) served as counsel, to Coincheck Group. Cinaport Capital served as financial consultant, and Wildeboer Dellelce served as counsel, to Monex Group.
About Coincheck Group N.V.
Coincheck Group N.V. is a NASDAQ-listed holding company based in the Netherlands. Its core subsidiary, Coincheck, Inc., operates one of Japan’s leading crypto asset trading platforms. Coincheck has ranked No.1 in crypto trading app downloads in Japan for over six consecutive years (2019 through June 2025)*. Through advanced technology and robust security infrastructure, Coincheck aims to foster an ecosystem where new forms of value exchange—enabled by crypto assets and blockchain—can flourish. The company’s other operating subsidiary, Aplo SAS, is a registered crypto prime brokerage for institutional investors headquartered in Paris, France. Coincheck also leverages its ownership of Next Finance Tech Co., Ltd., a staking platform services company, to offer staking services to retail customers and corporate clients.

*Sources: AppTweak, domestic crypto asset trading apps from January 2019 to June 2025, and Sensor Tower App Performance Insights for the 12-month period ended September 2025.
About 3iQ
Founded in 2012, 3iQ is one of the world's leading alternative digital asset managers, pioneering institutional-grade investments. 3iQ launched the world’s first

Digital Assets Managed Account Platform (QMAP), a hedge fund investment solution offering innovative risk managed investment solutions to gain exposure to digital assets. 3iQ was also the first to launch a Bitcoin ETP listed on a major global stock exchange, the 3iQ Bitcoin ETF (TSX: BTCQ) (TSX: BTCQ.U) and offers other regulated ETPs. Since 2012, 3iQ has been at the forefront of innovation in digital asset investment management.
Forward-Looking Statements
This press release contains forward-looking statements, including in respect of Coincheck Group’s proposed acquisition of 3iQ. Any statements that express or involve predictions, expectations, beliefs, plans, projections, objectives, goals, assumptions, or future events or performance are not statements of historical facts and should be considered forward-looking statements. Forward-looking statements are based on expectations, estimates, and projections at the time the statements are made and involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated, including the risks that (a) 3iQ may not be successful, or improve its or Coincheck Group’s results or expansion of product and service offerings, including internationally, (b) having 3iQ will increase Coincheck Group’s value or success as expected, or at all, (c) the transaction will be accretive to Coincheck Group’s earnings, or (d) revenue or cost synergies will materialize or, if they do, be material, as well as the risks discussed in the filings of Coincheck Group N.V. with the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 20-F for the fiscal year ended March 31, 2025, as such factors may be updated from time to time, which are or will be accessible on the SEC’s website at www.sec.gov. Forward-looking statements may be identified through the use of words such as “expects,” “will,” “anticipates,” “estimates,” “believes,” “looks to” or by statements indicating certain actions “may,” “could,” “should,” or “might” occur or similar words or phrases, or the negatives of those words or phrases. Coincheck Group undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law. Investors are cautioned not to place undue reliance on these forward-looking statements.
Coincheck Group N.V. – Media & Investor Relations
coincheckIR@icrinc.com